UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 333-265455

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Holding(s) in Company dated 10 October 2022

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00B082RF11

Issuer Name
RENTOKIL INITIAL PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name
Citigroup Global Markets Limited

City of registered office (if applicable)

Country of registered office (if applicable)
GB

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached
06-Oct-2022

6. Date on which Issuer notified
07-Oct-2022

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	0.040803	5.241907	5.282710	98461805
Position of previous notification (if applicable)	0.040568	3.716256	3.756824

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares
Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
Ordinary Shares GB00B082RF11	910		0.000000
Depositary Rec US7601251041	760502		0.040803
Sub Total 8.A	761412		0.040803%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
OTC Swap	12.12.22-18.03.27		97700393	5.241907
Sub Total 8.B1			97700393	5.241907%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation
 2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Citigroup Inc.	Citigroup Inc.
Citigroup Inc.	Citigroup Global Markets Holdings Inc.
Citigroup Inc.	Citigroup Financial Products Inc.
Citigroup Inc.	Citigroup Global Markets Europe Finance Limited
Citigroup Inc.	Citigroup Global Markets (International) Finance GmBH Switzerland
Citigroup Inc.	Citigroup Global Markets (International) Finance GmBH Switzerland
Citigroup Inc.	Citigroup Global Markets Limited
Citigroup Inc.	Citigroup Global Markets Europe AG

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

07-Oct-2022

13. Place Of Completion

Belfast

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 October 2022	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary